Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUING APPOINTMENT OF INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE, PROPOSED GRANT OF ISSUANCE MANDATE, AND PROPOSED ACCELERATED VESTING OF RSUS GRANTED OR TO BE GRANTED UNDER THE SETTLEMENT PLANS UNDER THE ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

(5) PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION; AND

(6) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular. A letter from the Board is set out on pages 5 to 19 of this circular.

A notice convening the AGM to be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 11, 2026 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time), and at any adjourned meeting thereof, is set out on pages 76 to 82 of this circular. The form of proxy for use at the AGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Thursday, April 16, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Thursday, April 16, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the form of proxy by no later than 9:00 a.m. on June 9, 2026, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 2, 2026, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM.

April 30, 2026

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Re-election of Retiring Directors and Continuing Appointment of Independent Director Who Has Served More Than Nine Years	6

3.	Proposed Grant of Repurchase Mandate, Proposed Grant of Issuance Mandate, and Proposed Accelerated Vesting of RSUs Granted or to Be Granted Under the Settlement Plans Under the Issuance Mandate	8

4.	Declaration of Final Dividend and Special Dividend	14

5.	Proposed Re-appointment of the Auditor	15

6.	Proposed Adoption of New Articles of Association	15

7.	General	16

8.	Responsibility Statement	19

9.	Recommendation	19

10.	Additional Information	19

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares (one ADS representing five Shares)

“AGM”	an annual general meeting of the Company to be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 11, 2026 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time), to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 76 to 82 of this circular, or adjournment(s) or postponement(s) thereof

“Articles of Association”	the sixth amended and restated memorandum of association and articles of association of the Company adopted on December 16, 2022 and effective on December 23, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, including, where the context so requires, its agents, nominees, representatives, officers and employees

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Compensation Committee”	the compensation committee of the Company

DEFINITIONS

“Corporate Governance and Nominating Committee”	corporate governance and nominating committee of the Company

“Corporate Governance Code”	the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Dividend Record Date”	being the record date for determination of entitlement of Shareholders to the Final Dividend and the Special Dividend

“Final Dividend”	the proposed final dividend for the year ended December 31, 2025 to Shareholders whose names appear on the register of members of the Company on the Dividend Record Date

“GAAP”	generally accepted accounting principles

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued and outstanding Shares as of the date of passing the ordinary resolution approving such mandate

“issued and outstanding Shares”	issued and outstanding Shares, excluding (i) treasury Shares and (ii) Shares and/or Shares underlying the ADSs repurchased by the Company pending cancellation

“Latest Practicable Date”	April 22, 2026, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular

DEFINITIONS

“Listing Date”	July 13, 2022, on which the Class A ordinary shares were secondary listed on the Main Board of the Hong Kong Stock Exchange and from which dealings in the Class A ordinary shares were permitted to commence on the Main Board of the Hong Kong Stock Exchange

“New Articles of Association”	the seventh amended and restated memorandum of association and articles of association of the Company proposed to be adopted at the AGM

“NYSE”	the New York Stock Exchange

“ordinary shares”	ordinary shares of the share capital of the Company with a par value of US$0.00005 each, giving a holder of an ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“PRC”	the People’s Republic of China, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued and outstanding Shares as of the date of passing the ordinary resolution approving such mandate

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Special Dividend”	the proposed special dividend to Shareholders whose names appear on the register of members of the Company on the Dividend Record Date

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC as amended from time to time

“treasury Shares”	Shares bought back and held by the Company in treasury, which has the meaning ascribed to it under the Hong Kong Listing Rules

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

For the purpose of this circular and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8297 and conversions of US$ to RMB are based on the exchange rate of US$1.00 = RMB6.8170. No representation is made that any amounts in HK$, RMB or US$ can be or could have been converted at the relevant dates at the above rate or any other rates or at all.

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors

Ms. Jingbo Wang (汪靜波)

(Chairwoman of the Board)

Mr. Zhe Yin (殷哲) (Chief executive officer)

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)

Mr. Boquan He (何伯權)

Mr. David Zhang (張彤)

Independent Directors

Ms. Xiangrong Li (李向榮)

Ms. Cynthia Jinhong Meng (孟晉紅)

Ms. May Yihong Wu (吳亦泓)

Registered office

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Principal Executive Headquarter in Singapore

333 North Bridge Road

#05-11, Odeon 333

Singapore 188721

Principal Place of Business in Chinese Mainland

No. 1226 South Shenbin Road

Minhang District, Shanghai

PRC

Principal Place of Business in Hong Kong

34 Floor, Tower Two, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

April 30, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUING APPOINTMENT OF INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE, PROPOSED GRANT OF ISSUANCE MANDATE, AND PROPOSED ACCELERATED VESTING OF RSUS GRANTED OR TO BE GRANTED UNDER THE SETTLEMENT PLANS UNDER THE ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

(5) PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION; AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUING APPOINTMENT OF INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS

According to Article 77(b) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s ADSs are traded on the NYSE. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Pursuant to Code Provision B.2.2 of the Corporate Governance Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. As such, Ms. Chia-Yue Chang and Ms. May Yihong Wu will retire as a non-executive Director and an independent Director, respectively, by rotation at the AGM, and, being eligible, have offered themselves for re-election at the AGM.

Pursuant to Code Provision B.2.3 of the Corporate Governance Code, if an independent non-executive director serves an issuer for more than nine years, any further appointment of such an independent non-executive director should be subject to a separate resolution to be approved by the shareholders. Since Ms. May Yihong Wu was appointed as independent Director on November 9, 2010, she has served as an independent Director for more than nine years as of date of the AGM, a separate resolution will be proposed at the AGM to further appoint Ms. May Yihong Wu as an independent Director.

The Company has in place a nomination policy for nomination of directors (the “Director Nomination Policy”) pursuant to the Corporate Governance and Nominating Committee Charter which includes the nomination procedures and the process and criteria adopted by the committee to select and recommend candidates for directorship. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. In assessing the re-election of Ms. Chia-Yue Chang and Ms. May Yihong Wu as non-executive Director and independent Director, respectively, the Corporate Governance and Nominating Committee and the Board considered their respective contribution and service to the Company, and reviewed their respective expertise and professional qualifications to determine whether each of them satisfy the criteria under the Director Nomination Policy. The Corporate Governance and Nominating Committee and the Board also took into account the diversity aspects (including without limitation, gender, age, nationality, culture, educational background and professional experience) and were of the view that the election of Ms. Chia-Yue Chang and Ms. May Yihong Wu as Directors will further complement the Company’s corporate strategy, and promote the Board diversity. The Corporate Governance and Nominating Committee was satisfied that each of Ms. Chia-Yue Chang and Ms. May Yihong Wu has the required character, integrity and experience to continuously fulfill her role as Directors effectively.

LETTER FROM THE BOARD

The Board has received from Ms. May Yihong Wu her confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Ms. Wu had no financial or family relationships with any Directors, senior management or substantial shareholders or single largest shareholders of the Company, she met the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules, and as of the Latest Practicable Date, the Company did not receive any notification from her that there has been a subsequent change of circumstances which affected her independence.

While serving on the Board for over nine years could be relevant to the assessment of independence of a Director, the Board was of the view that the independence of a Director cannot be solely determined by his/her period of service in the Company. In assessing the independence of Ms. May Yihong Wu, the Board and the Corporate Governance and Nominating Committee considered her character and judgment with reference to her contribution to the Board.

Throughout Ms. May Yihong Wu’s directorship with the Company, she participated in Board meetings to give impartial advice and exercise independent judgment, served on various committees of the Board, and never engaged in any executive management. Taking into consideration her independent scope of work in the past years, the Board considered that the long service of Ms. May Yihong Wu would not affect the exercise of her independent judgment and was satisfied that Ms. May Yihong Wu has the required character, integrity and experience to continue fulfilling the role of an independent Director. In addition, Ms. May Yihong Wu did not six or more listed company directorship as of the Latest Practicable Date and thus can give sufficient time and attention to the Company’s affairs. The Board was therefore of the view that Ms. May Yihong Wu meets the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and that she is able to continue to fulfil her role as an independent Director. The Board believed that the continued tenure of Ms. May Yihong Wu will bring considerable stability to the Board and the Board will benefit greatly from the presence of Ms. May Yihong Wu, who has gained valuable insight into the Group over time.

In view of the above, the Board, on the recommendation of the Corporate Governance and Nominating Committee, recommended Ms. Chia-Yue Chang and Ms. May Yihong Wu for re-election at the AGM.

Biographical details of the aforementioned retiring Directors which are required to be disclosed pursuant to the Hong Kong Listing Rules, are set out in Appendix I to this circular.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF REPURCHASE MANDATE, PROPOSED GRANT OF ISSUANCE MANDATE, AND PROPOSED ACCELERATED VESTING OF RSUS GRANTED OR TO BE GRANTED UNDER THE SETTLEMENT PLANS UNDER THE ISSUANCE MANDATE

Repurchase Mandate

In order to give the Company the flexibility to repurchase Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued and outstanding Shares as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company held nil treasury Shares and had a total of 327,867,117 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 32,786,711 Shares. The Company has in place a share repurchase program (the “Share Repurchase Program”) authorized by the Board effective from August 29, 2024 to August 29, 2026. The Company has been and will continue conducting the share repurchases under the Share Repurchase Program from time to time by exercising its powers pursuant to the Repurchase Mandate granted and/or to be granted, and where applicable, subsequently renewed or refreshed, by the Shareholders at the annual general meeting. For further details, please refer to the announcement of the Company dated August 29, 2024 in relation to the Share Repurchase Program.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

LETTER FROM THE BOARD

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Repurchase Mandate is set out in Appendix II to this circular.

Issuance Mandate

In order to give the Company the flexibility to issue Shares (including any sale or transfer of treasury Shares) and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Issuance Mandate to the Directors to issue, allot or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued and outstanding Shares as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company held nil treasury Shares and had a total of 327,867,117 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be issued (or be sold or transferred out of treasury) pursuant to the Issuance Mandate will be 65,573,423 Shares.

The Company voluntarily offered ex gratia settlement plans prior to the Listing Date and after the Listing Date, respectively, to the affected clients (the “Affected Clients”) in connection with the Camsing Incident (as defined in the Prospectus), namely, the Previous Settlement Plan and the New Settlement Plan (collectively, the “Settlement Plans”). Each Affected Client who accepted the settlement offer under the Settlement Plans would receive RSUs thereunder. For further details of the Settlement Plans, please refer to Appendix III to this circular.

After the passing of the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2027, (i) the Company may issue no more than 15,373,813 Shares1, accounting for approximately 4.7% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents (as defined in the Prospectus) who accepted the settlement offer as of the Latest Practicable Date under the relevant Settlement Plans (as defined below); and (ii) the Company may also issue no more than 11,575,680 Shares2, accounting for approximately 3.5% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents who might accept the settlement offer between passing the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2027. As of the Latest Practicable Date, the Company granted a total of 3,770,377 RSUs to 603 out of the total of 818 affected clients of the Camsing Incident under the Settlement Plans. Each RSU allows the grantees to receive two ADSs or ten Shares.

1	Being the number of Shares the Company may issue upon vesting of all outstanding 1,537,381 RSUs to the affected clients of the Camsing Incidents who had accepted the settlement offer under the Settlement Plans.

2	Being the number of Shares the Company may issue upon granting and vesting 1,157,568 RSUs to the affected clients of the Camsing Incidents who might accept the settlement offer under the New Settlement Plan.

LETTER FROM THE BOARD

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued (or be sold or transferred out of treasury) by the Directors pursuant to the Issuance Mandate, provided that such additional amount shall not exceed 10% of the aggregate number of issued and outstanding Shares as of the date of passing of such ordinary resolution. The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

Accelerated Vesting of RSUs Granted or to be Granted under the Settlement Plans under the Issuance Mandate

As described in the subsection headed “Issuance Mandate” above and disclosed in the 2025 annual report of the Company (the “2025 Annual Report”), the Company has granted RSUs to the Affected Clients under the Settlement Plans (namely, the Previous Settlement Plan and the New Settlement Plan) in connection with the Camsing Incident. As of the Latest Practicable Date, (i) a total of 603 out of 818 Affected Clients had accepted settlements under the Settlement Plans (the “Settled Affected Clients”), among which, (a) 595 of the total 818 Affected Clients had accepted the offer under the Previous Settlement Plan, and (b) eight of the total 818 Affected Clients had accepted the offer under the New Settlement Plan; and (ii) 215 out of the total 818 Affected Clients had not yet settled with the Company (the “Unsettled Affected Clients”). The Company is willing to negotiate with any remaining 215 Unsettled Affected Clients who may wish to settle after the Latest Practicable Date. For further details of the terms and conditions of the Settlement Plans, please refer to Appendix III to this circular. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Affected Clients is a connected person of the Company within the meaning of the Hong Kong Listing Rules.

The Board resolved to update the vesting schedules of the Settlement Plans such that (i) any RSUs granted under the Previous Settlement Plan and the New Settlement Plan and remaining outstanding as of the Latest Practicable Date may, except for any RSUs that have vested or are due to vest in accordance with the original vesting schedule prior to the Board’s determination, be vested in full in a single tranche, being all such outstanding RSUs granted to the Settled Affected Clients as of the date of the relevant Board resolution approving such vesting, provided that such vesting shall occur no later than six months from the date of the AGM and shall be subject to the approval of the Issuance Mandate by the Shareholders at the AGM; and (ii) any RSUs to be granted under the New Settlement Plan may, in respect of each Affected Client who accepts the settlement offer and settles with the Company, be vested in full in a single tranche, being all RSUs granted to such Affected Client, at any time as determined by the Board after the grant of such RSUs, provided that such vesting shall occur no later than six months from the date of such Affected Client’s acceptance of the offer under the New Settlement Plan and shall be subject to the approval of the Issuance Mandate by Shareholders from time to time at the annual general meeting of the Company. (collectively, the “Accelerated Vesting”).

LETTER FROM THE BOARD

As the Accelerated Vesting described above constitutes a material change to the terms and conditions of the Previous Settlement Plan and the New Settlement Plan, following the Board’s approval of the proposed Accelerated Vesting, the Board has resolved to recommend that the Accelerated Vesting be approved by the Shareholders under the Issuance Mandate. Save for the change in vesting schedules in connection with the Accelerated Vesting, all the terms and conditions of the Previous Settlement Plan and the New Settlement Plan remained unchanged.

Accelerated Vesting

To ensure fair treatment to all Affected Clients, the Board approved the Accelerated Vesting, pursuant to which:

(i)	the Company will allot and issue 15,373,813 Shares, accounting for approximately 4.7% of the Company’s voting rights as of the Latest Practicable Date, for the vesting in full in a single tranche of all 1,537,381 RSUs granted to the Settled Affected Clients and remaining outstanding as of the date of the relevant Board resolution approving such vesting, other than any RSUs that have vested or are due to vest in accordance with the original vesting schedule prior to the Board’s determination, at any time as determined by the Board, provided that such vesting shall occur no later than six months from the date of the AGM; and

(ii)	the Company may issue no more than 11,575,680 Shares upon the grant and vesting of no more than 1,157,568 RSUs, accounting for approximately 3.5% of the Company’s voting rights as of the Latest Practicable Date, to no more than 215 Unsettled Affected Clients who accept the settlement offer and settle with the Company under the New Settlement Plan, with all RSUs granted to each such Affected Client to vest in full in a single tranche at any time as determined by the Board after the grant of such RSUs, provided that such vesting shall occur no later than six months from the date of such Affected Client’s acceptance of the offer under the New Settlement Plan. The terms of the settlement offers to such Unsettled Affected Clients are expected to be in accordance with the terms of the New Settlement Plan.

The proposed Accelerated Vesting is conditional on: (i) the passing by the Shareholders at the AGM or the annual general meeting to be held by the Company from time to time approving the Issuance Mandate; (ii) the Hong Kong Stock Exchange granting the listing of, and permission to deal in the Shares to be issued under the Issuance Mandate for the vesting of the RSUs granted and to be granted under the Settlement Plans; and (iii) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements of the New York Stock Exchange and the Hong Kong Stock Exchange to effect the allotment and issue of the relevant Shares under the Issuance Mandate. For the avoidance of doubt, if the proposed Accelerated Vesting is not approved by the Shareholders, the Company may still allot and issue Shares to the Affected Clients in accordance with the original vesting schedule under the Settlement Plans pursuant to the Issuance Mandate, subject to the grant of the Issuance Mandate having been duly approved by the Shareholders.

LETTER FROM THE BOARD

Dilution Effect

The following table sets forth the illustrative impact of the Accelerated Vesting on the share capital of the Company, showing the differences in dilution impact under the Issuance Mandate during the period from the date of AGM until the conclusion of the next annual general meeting of the Company (“Relevant Period”):

			Under Accelerated Vesting
	Without Accelerated Vesting		Assuming vesting of all outstanding RSUs for Settled Affected Clients		Assuming vesting of (i) all outstanding RSUs for Settled Affected Clients and (ii) RSUs to be granted to all 215 Unsettled Affected Clients upon settlement
Maximum number of new Shares to be issued under the Settlement Plans during the Relevant Period	3,770,380 Shares (represented by 754,076 ADSs)	(1)	15,373,813 Shares (represented by 3,074,762 ADSs), upon the vesting of all outstanding RSUs under the Settlement Plans		26,949,493 Shares (represented by 5,389,898 ADSs), upon the vesting of all outstanding RSUs under the Settlement Plans
Enlarged total issued and outstanding Shares upon the vesting of RSUs	331,637,497	(1)	343,240,930		354,816,610
Dilution effect on existing Shareholders(2)	1.1	%(1)(2)	4.7	%(2)	8.2	%(2)
Outstanding RSUs under the Settlement Plans at the end of the Relevant Period	1,160,343	(1)	Nil		Nil

Notes:

(1)	Subject to calculation based on the applicable vesting schedules for the RSUs granted pursuant to Plan A and Plan B under the Previous Settlement Plan and for the RSUs granted pursuant to the New Settlement Plan, respectively, as set out in Appendix III to this circular. Under the original vesting schedules, only a portion of the outstanding RSUs shall vest during 12 months, with the remainder vesting by batch evenly over a period of up to ten years from the date of acceptance of the settlement offer.

(2)	The dilution effect is calculated by dividing the maximum number of new Shares to be allotted and issued under the Settlement Plans during the Relevant Period by the total number of issued and outstanding Shares as of the Latest Practicable Date, being 327,867,117 Shares, and is expressed as a percentage. For the avoidance of doubt, such percentage is calculated based on the total number of issued and outstanding Shares as of the Latest Practicable Date and does not take into account any subsequent changes in the number of issued Shares, if any.

LETTER FROM THE BOARD

Reasons for and Benefits of the Accelerated Vesting

The Board considers the Accelerated Vesting to be in the best interests of the Company and the Shareholders as a whole, having taken into account the following principal reasons:

(i)	The Company has maintained a consistent track record of delivering returns to Shareholders. The Board has recommended a final dividend of RMB306.0 million (approximately US$43.8 million) and a special dividend of RMB306.0 million (approximately US$43.8 million) for the year ended December 31, 2025, representing in aggregate 100% of the non-GAAP net income attributable to Shareholders for 2025. The Company has also declared dividends equivalent to 100% of its non-GAAP net income attributable to Shareholders for each of the three consecutive years ended December 31, 2023, 2024 and 2025 in accordance with its dividend policy. Against this background, the Board considers it appropriate that the Affected Clients who have accepted the settlement offers under the Settlement Plans be given the opportunity to participate in the Company’s shareholder returns on a timelier basis. The Accelerated Vesting would enable such Affected Clients to become Shareholders earlier and to participate, on the same basis as other Shareholders, in the Company’s future dividend distributions and long-term value creation.

(ii)	The Board believes that the Accelerated Vesting would further align the interests of the Company and the Affected Clients. By enabling the Affected Clients to receive the Shares underlying their RSUs earlier, the Accelerated Vesting would allow them to participate more directly in the Company’s future development and long-term growth as Shareholders. The Board considers that this would further align the interests of the Company and the Affected Clients and support a more constructive long-term relationship between the Company and such stakeholders.

(iii)	The Camsing Incident is a legacy matter that has taken several years to resolve. The Board believes that the Accelerated Vesting would help bring greater certainty and finality to the settlement process and reflects the Company’s continued commitment to resolving the matter in a fair and pragmatic manner. In addition, the Accelerated Vesting would simplify the administration of the existing long-term vesting arrangements and allow the management team to devote greater attention to the Company’s ongoing business operations and future development.

LETTER FROM THE BOARD

(iv)	The Board is of the view that the dilution effect arising from the Accelerated Vesting is identifiable, quantifiable and acceptable in the circumstances. The maximum number of Shares to be issued pursuant to the Accelerated Vesting is subject to a clear cap and has been fully disclosed in this circular, together with its illustrative impact on the issued share capital of the Company. In respect of the RSUs already granted to the Settled Affected Clients, the Accelerated Vesting primarily accelerates the timing of vesting of existing RSUs rather than creating a new class of dilution. The Board considers that such dilution is justified in light of the benefits of expediting the resolution of the legacy matters arising from the Camsing Incident, reducing the administrative burden associated with the long-term vesting arrangements and bringing greater certainty and finality to the settlement process. The Board has also considered the Company’s sound financial position and is satisfied that the Accelerated Vesting would not have a material adverse effect on the Company’s financial position, working capital, gearing position or operations.

Save as disclosed above, as of the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with additional Shares (including to sell or transfer treasury Shares) and/or ADSs under the Issuance Mandate.

4.	DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board recommended (i) Final Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2025 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) Special Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date for dividend distribution.

Based on the number of issued and outstanding Shares as of the Latest Practicable Date, if declared and paid, (i) a Final Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive1) in respect of the year ended December 31, 2025, and (ii) a non-recurring special dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive1), will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of issued and outstanding Shares entitled to dividend distribution as of the Dividend Record Date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

Subject to the approval of the Shareholders at the AGM, the proposed Final Dividend and Special Dividend will be payable to the Shareholders whose names appear on the register of members of the Company on the Dividend Record Date.

1	Tax referred to in this circular in relation to the Final Dividend and Special Dividend means any tax that may be applicable to the Shareholder and ADS holders, whereas there is no applicable withholding tax applied to the Final Dividend and Special Dividend.

LETTER FROM THE BOARD

The Company will make further announcement in respect of the details of the dividend distribution, including but not limited to the Dividend Record Date, book closure dates, exchange rate and tax arrangements in due course and in accordance with the Articles of Association, applicable laws and regulations and the Hong Kong Listing Rules.

5.	PROPOSED RE-APPOINTMENT OF THE AUDITOR

The Board resolved to propose to the Shareholders to re-appoint Deloitte Touche Tohmatsu as the independent auditor of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company.

The re-appointment of the independent auditor of the Company has been reviewed by the audit committee of the Company which made recommendation to the Board that the re-appointment be submitted and proposed for Shareholders’ approval at the AGM.

A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. It is currently estimated that the remuneration for the auditor’s audit services in 2026 will range from RMB8.0 million to RMB10.5 million, the estimate has taken into account, among others, the historic fees of the auditor, the expected audit scope and resources required to be committed by the auditor given the Company’s business scale and the industry in which the Company operates, and remains subject to the mutual agreement of the actual audit fees between the auditor and the Company. Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

As disclosed in the announcement of the Company dated March 25, 2026, the Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association in order to, further optimize the implementation of the expansion of paperless listing regime and electronic dissemination of corporate communications as stipulated in the Hong Kong Listing Rules.

The full text of the New Articles of Association shown as a comparison against the existing Articles of Association is set out in Appendix IV to this circular. The Chinese translation of the New Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

The legal advisers to the Company as to Hong Kong laws and Cayman Islands laws have respectively confirmed that the New Articles of Association conform with the applicable requirements under the Hong Kong Listing Rules and the applicable laws of the Cayman Islands. There is nothing unusual about the New Articles of Association for a company listed on the Hong Kong Stock Exchange.

LETTER FROM THE BOARD

The proposed adoption of the New Articles of Association is subject to the approval of the Shareholders by way of a special resolution at the AGM. The New Articles of Association, if approved by the Shareholders at the AGM, will come into effect upon such approval by the Shareholders at the AGM and the full text of the New Articles of Association will be published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at ir.noahgroup.com.

7.	GENERAL

AGM

The notice of the AGM is set out on pages 76 to 82 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The AGM will be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 11, 2026 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

Record date, share ownership and quorum

The Board has fixed the close of business on Thursday, April 16, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Thursday, April 16, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

One or more Shareholders holding at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each ordinary share issued (excluding treasury Shares) as of the close of business on the Shares Record Date is entitled to one vote at the AGM. A resolution put to the vote at the AGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury Shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

LETTER FROM THE BOARD

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing address as set out in the form of proxy by no later than 9:00 a.m. on June 9, 2026, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/ her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

Voting by holders of ADSs

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instructions card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of November 9, 2010, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

LETTER FROM THE BOARD

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 2, 2026, New York time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

8.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

9.	RECOMMENDATION

The Directors believe that the proposed resolutions set out in this circular and notice of AGM in relation to (i) the re-election of retiring Directors and continuing appointment of independent Director who has served more than nine years, (ii) the grant of the Repurchase Mandate, the grant of the Issuance Mandate, and the Accelerated Vesting of RSUs granted or to be granted under the Settlement Plans under the Issuance Mandate, (iii) the declaration of Final Dividend and Special Dividend, (iv) the re-appointment of the auditor, and (v) the adoption of the New Articles of Association, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

10.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the AGM.

Yours faithfully,
for and on behalf of the Board of
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

NON-EXECUTIVE DIRECTOR

1.	Ms. Chia-Yue CHANG (章嘉玉)

Ms. Chia-Yue Chang (章嘉玉), aged 65, has been a Director since August 2007 until her re-designation from a Director to a non-executive Director on August 29, 2023. She currently holds certain non-executive positions within the Group, including, among others, the vice chairman of the board of Noah Upright and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the ESG committee and the fairness committee, respectively, of our Company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.

INDEPENDENT DIRECTOR

2.	Ms. May Yihong WU (吳亦泓)

Ms. May Yihong Wu (吳亦泓), formerly named as Ning Wu (吳寧), aged 58, has been serving as an independent Director since November 2010. She has been serving as an independent director of Trip.com Group Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 09961) and NASDAQ (ticker symbol: TCOM) since February 2026. She has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited, the shares of which are listed on NASDAQ (ticker symbol: MMYT), since May 2024. Ms. Wu has been serving as an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241) since August 2023 and an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited (太古地產有限公司), a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972) since May 2017. During July 2019 to May 2023, she also served as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University (復旦大學) in Shanghai, China in July 1989.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Recommendations to the Board for the proposal for re-election of each of Ms. Chia-Yue Chang and Ms. May Yihong Wu as Directors were made by the Corporate Governance and Nominating Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company. The Corporate Governance and Nominating Committee had also taken into account of the respective contributions of them to the Board and their commitment to their roles.

The Board would consider to enhance its diversity with different expertise when re-electing an independent Director. With reference to the qualifications and working experience of Ms. May Yihong Wu as set out above, the Board is of the view that with her experience and knowledge, Ms. Wu can bring invaluable advice to the Board and contribute to the Board’s diversity. Given that Ms. Wu has confirmed her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules, the Board considered Ms. Wu is independent and can bring further contribution to the Board and its diversity.

Ms. Chia-Yue Chang, being a non-executive Director, has entered into a director agreement with the Company for a term of three years commencing from on August 29, 2023, which is subject to the retirement and re-election as and when required under the Articles of Association and the Hong Kong Listing Rules. Her director agreement can be terminated by either party by giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon.

Ms. May Yihong Wu, being an independent Director, has renewed the independent director agreement with the Company and effective on November 16, 2023 and will expire on the earlier of (i) November 16, 2026, and (ii) the date on which she ceases to be a member of the Board for any reason. It is also subject to the retirement and re-election as and when required under the Articles of Association and the Hong Kong Listing Rules. Her independent director agreement can be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Save as disclosed above, none of the Directors has or is proposed to have entered into any service agreement or letter of appointment with any member of the Group (excluding agreements expiring or determinable by any member of the Group within one year without payment of compensation other than statutory compensation).

Ms. Chia-Yue Chang, being a non-executive Director, is not entitled to receive director compensation in her capacity as a non-executive Director, whereas she may receive benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as a non-executive Director.

Ms. May Yihong Wu, being the independent Director, is entitled to receive director compensation of HK$0.5 million, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as a non-executive Director.

Save as disclosed herein, each of the above retiring Directors is not entitled to any remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Ms. Chia-Yue Chang had interests or deemed to be interested in 20,263,835 Shares within the meaning of Part XV of the SFO, representing approximately 6.04% of the total Shares in issue; Ms. May Yihong Wu had interests in 180,000 Shares within the meaning of Part XV of the SFO, representing approximately 0.05% of the total Shares in issue.

Save as disclosed herein, none of the retiring Directors had interests or was deemed to be interested in Shares (within the meaning of Part XV of the SFO) as of the Latest Practicable Date.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above retiring Directors had not held any directorships in other listed public companies during the past three years or any other major appointments and professional qualifications, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or single largest shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the above retiring Directors that need to be brought to the attention of the Shareholders in connection with her re-election and there is no other information that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for all Shareholders to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had a total of 337,233,937 Shares (including 9,366,820 Shares representing 1,873,364 ADSs repurchased pending cancellation), and therefore, the Company had a total of 327,867,117 issued and outstanding Shares. The Company did not have any treasury Shares.

Subject to the passing of the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total number of issued and outstanding Shares remains unchanged from Latest Practicable Date to the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase up to 32,786,711 Shares during the Repurchase Mandate period, representing 10% of the Company’s total issued and outstanding Shares as of the Latest Practicable Date.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or ADS and/or its earnings per Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders as a whole.

The Company has in place the Share Repurchase Program authorized by the Board effective from August 29, 2024 to August 29, 2026. The Company has been and will continue conducting the share repurchases under the Share Repurchase Program from time to time by exercising its powers pursuant to the Repurchase Mandate granted and/or to be granted, and where applicable, subsequently renewed or refreshed, by the Shareholders at the general meeting. The Directors would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders as a whole.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs, if any, will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2025). The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the single largest Shareholder, Ms. Jingbo Wang directly, and indirectly through certain entities controlled by her, held approximately 20.96% of the issued and outstanding Shares. In the event that the Directors exercise in full the Repurchase Mandate, the shareholding of the largest Shareholder will be increased to approximately 23.29% of the issued and outstanding Shares, assuming that the number of issued and outstanding Shares remains unchanged following the Latest Practicable Date and prior to the date of next annual general meeting.

As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the largest Shareholder to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares in public hands falls below 25% of the total number of issued Shares. To the best knowledge of the Company, the public float of the Company is approximately 47.16% as of the Latest Practicable Date. For illustrative purposes only, assuming the total number of issued and outstanding Shares remain unchanged from the Latest Practicable Date to the date of next annual general meeting, the public float of the Company will reduce to approximately 41.29% in the event of the full exercise of the Repurchase Mandate, which is still above the 25% requirement under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	CONFIRMATION FROM THE DIRECTORS

The Directors will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association. To the best of the Directors’ knowledge and belief, neither the explanatory statement nor the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Shares traded on the Hong Kong Stock Exchange for the last twelve months and until the Latest Practicable Date:

	Share price (per Share)
	Highest	Lowest
	(HK$)	(HK$)
2025
April	19.70	13.00
May	15.60	15.12
June	20.15	16.80
July	18.70	17.36
August	19.91	18.03
September	19.59	18.19
October	18.63	17.00
November	18.41	17.41
December	19.00	16.00

2026
January	19.29	17.20
February	20.04	18.01
March	19.78	18.01
April (up to the Latest Practicable Date)	20.40	16.40

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 1,873,364 ADSs (representing 9,366,820 Shares) on the NYSE, details of which are set out below:

Date of repurchase (U.S. Eastern time)	No. of ADS repurchased	No. of Shares represented by the ADS repurchased	Highest price paid per Share	Lowest price paid per Share
			(US$)	(US$)
December 23, 2025	28,267	141,335	1.975	1.975
December 24, 2025	299	1,495	1.997	1.997
December 26, 2025	1,893	9,465	1.998	1.998
December 29, 2025	28,577	142,885	1.999	1.999
January 2, 2026	28,918	144,590	2.101	2.101
January 5, 2026	24,606	123,030	2.243	2.243
January 6, 2026	24,674	123,370	2.216	2.216
January 7, 2026	24,499	122,495	2.226	2.226
January 8, 2026	24,715	123,575	2.225	2.225
January 9, 2026	24,715	123,575	2.185	2.185
January 12, 2026	25,561	127,805	2.237	2.237
January 13, 2026	25,561	127,805	2.236	2.236
January 14, 2026	25,561	127,805	2.240	2.240
January 15, 2026	24,716	123,580	2.242	2.242
January 16, 2026	25,561	127,805	2.255	2.255
January 20, 2026	28,013	140,065	2.256	2.256
January 21, 2026	28,013	140,065	2.276	2.276
January 22, 2026	27,868	139,340	2.313	2.313
January 23, 2026	27,822	139,110	2.341	2.341
January 26, 2026	28,928	144,640	2.312	2.312
January 27, 2026	28,928	144,640	2.313	2.313
January 28, 2026	28,812	144,060	2.313	2.313

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

Date of repurchase (U.S. Eastern time)	No. of ADS repurchased	No. of Shares represented by the ADS repurchased	Highest price paid per Share	Lowest price paid per Share
			(US$)	(US$)
January 29, 2026	28,928	144,640	2.329	2.329
January 30, 2026	28,928	144,640	2.380	2.380
February 2, 2026	30,437	152,185	2.360	2.360
February 3, 2026	30,297	151,485	2.335	2.335
February 4, 2026	30,437	152,185	2.309	2.309
February 5, 2026	30,437	152,185	2.263	2.263
February 6, 2026	30,437	152,185	2.316	2.316
February 9, 2026	9,843	49,215	2.392	2.392
February 10, 2026	11,610	58,050	2.387	2.387
February 11, 2026	6,990	34,950	2.400	2.394
February 12, 2026	14,596	72,980	2.400	2.380
February 13, 2026	31,606	158,030	2.400	2.380
February 17, 2026	8,731	43,655	2.400	2.370
February 19, 2026	33,140	165,700	2.400	2.384
February 20, 2026	3,207	16,035	2.400	2.354
February 23, 2026	33,234	166,170	2.400	2.366
February 24, 2026	2,757	13,785	2.400	2.360
February 25, 2026	101	505	2.400	2.396
February 26, 2026	16,033	80,165	2.400	2.388
February 27, 2026	33,234	166,170	2.400	2.370
March 2, 2026	33,896	169,480	2.378	2.240
March 3, 2026	33,896	169,480	2.300	2.242
March 4, 2026	33,896	169,480	2.344	2.260
March 5, 2026	33,896	169,480	2.320	2.263
March 6, 2026	33,896	169,480	2.324	2.278
March 9, 2026	34,130	170,650	2.324	2.260
March 10, 2026	34,130	170,650	2.398	2.324
March 11, 2026	34,130	170,650	2.384	2.330

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

Date of repurchase (U.S. Eastern time)	No. of ADS repurchased	No. of Shares represented by the ADS repurchased	Highest price paid per Share	Lowest price paid per Share
			(US$)	(US$)
March 12, 2026	34,130	170,650	2.366	2.276
March 13, 2026	33,572	167,860	2.322	2.280
March 16, 2026	32,504	162,520	2.300	2.272
March 17, 2026	32,504	162,520	2.350	2.298
March 18, 2026	32,504	162,520	2.356	2.282
March 19, 2026	32,504	162,520	2.300	2.260
March 20, 2026	32,256	161,280	2.294	2.246
March 23, 2026	31,238	156,190	2.300	2.280
March 24, 2026	31,817	159,085	2.308	2.276
March 25, 2026	31,817	159,085	2.316	2.194
March 26, 2026	31,817	159,085	2.140	1.966
March 27, 2026	4,356	21,780	1.998	1.988
March 30, 2026	45,146	225,730	1.998	1.982
March 31, 2026	45,146	225,730	1.998	1.958
April 1, 2026	139	695	2.000	1.998
April 2, 2026	45,146	225,730	2.000	1.978
April 6, 2026	29,375	146,875	2.000	1.990
April 7, 2026	49,056	245,280	2.000	1.974
April 8, 2026	1,982	9,910	2.000	2.000
April 9, 2026	24,239	121,195	2.000	1.996
April 10, 2026	44,983	224,915	2.000	1.987
April 13, 2026	3,773	18,865	2.000	1.995

Save as disclosed above, the Company has not purchased, sold or redeemed any of its Shares (whether on the Stock Exchange or otherwise) during the six months preceding the Latest Practicable Date.

9.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved, to sell any Shares to the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

No core connected person (as defined in the Hong Kong Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company, or that he/she/it has undertaken not to sell any Shares held by them to the Company, if the Repurchase Mandate is exercised.

The Directors will exercise the Repurchase Mandate in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be). Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

10.	INTENTION STATEMENT REGARDING REPURCHASED SHARES

The Company may cancel the repurchased Shares following settlement of any such repurchase or hold them as treasury Shares, subject to, for example, market conditions and its capital management needs at the relevant time of the repurchases. Should the Company decide to hold repurchased Shares as treasury Shares, the Company will, upon completion of the Share repurchase, withdraw the repurchased Shares from CCASS and register the treasury Shares in the Company’s name.

The Company may re-deposit its treasury Shares into CCASS only if it has an imminent plan to resell them on the Stock Exchange, and it should complete the resale as soon as possible. For any treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company will have appropriate measures to ensure that it would not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the relevant laws if those Shares were registered in its own name as treasury Shares. These measures include, for example, an approval by the Board that (i) the Company should procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury Shares deposited with CCASS pending resale; and (ii) in the case of dividends or distributions, the Company should withdraw the treasury Shares from CCASS, and either re-register them in the Company’s name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

Holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

APPENDIX III	DETAILS OF THE SETTLEMENT PLANS

1.	Background

Reference is made to the Company’s annual report for the year ended December 31, 2025 (the “2025 Annual Report”). Any capitalized terms used in this Appendix shall have the same meaning as in the 2025 Annual Report.

In early 2018, one of the Consolidated Affiliated Entities of the Group, Shanghai Ziming Private Fund Management Co., Ltd. (“Shanghai Gopher”, formerly known as Shanghai Gopher Asset Management Co., Ltd.), established credit funds (the “Camsing Credit Funds”) to allow clients to invest in account receivables (the “Camsing Accounts Receivables”) arising from the sale of computer, consumer electronics and communication products by affiliates (the “Sellers”) of Camsing International Holding Limited (formerly listed on the Hong Kong Stock Exchange with stock code “2662”) (“Camsing”) to a buyer (the “Buyer”). Under this supply chain factoring arrangement, the controlling shareholder and affiliates of Camsing guaranteed to repurchase the Camsing Accounts Receivables from the Camsing Credit Funds if the Buyer failed to settle the Camsing Accounts Receivables upon the relevant due dates. During the internal control review of the Camsing Credit Funds, discrepancies were discovered in the identities of the contracting parties during two face-to-face interviews in mid-June 2019, and it was suspected that the Sellers had forged certain transactions with the Buyer and that certain of the Camsing Accounts Receivables purported to be underlying assets for the Camsing Credit Funds did not arise from real commercial transactions between the Sellers and the Buyer (the “Camsing Incident”).

As of December 31, 2025, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are subject to repayment default amounted to RMB3.4 billion.

While the Company believes it has solid legal grounds to defend any legal claims from all 818 affected clients, as a gesture of goodwill and to minimize the potential legal costs for handling 818 potential legal proceedings, the Company voluntarily made an ex gratia settlement offer to the affected clients (the “Affected Clients”). An Affected Client who accepted the offer shall receive RSUs and become an ordinary shareholder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share (10 Shares after Share Subdivision).

APPENDIX III	DETAILS OF THE SETTLEMENT PLANS

2.	Previous Settlement Plan

Prior to the Listing Date, the Company voluntarily offered two RSU vesting plans (Plan A and Plan B) (collectively, the “Previous Settlement Plan”) for the Affected Clients to choose from:

(a)	Plan A

Under Plan A, the Company would issue RSUs to Affected Clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. The purchase price of the RSUs is nil.

(b)	Plan B

Under Plan B, on the third anniversary of the acceptance of the offer, the Affected Client would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds, while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of the contract shall not be vested until the investor chooses to retain the RSUs. The purchase price of the RSUs is nil.

As approved by the Board on August 24, 2020, a total number of new Shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued under the Previous Settlement Plan annually for ten consecutive years.

As of the Listing Date, 595 out of 818 affected clients had accepted the offer under the Previous Settlement Plan. As of the Latest Practicable Date, the Company granted a total of 3,715,114 RSUs involving 37,151,140 Shares following the Share Subdivision (represented by 7,430,228 ADSs), among which, 2,205,364 RSUs involving 22,053,640 Shares (represented by 4,410,728 ADSs) have vested and 1,509,750 RSUs involving 15,097,500 Shares (represented by 3,019,500 ADSs) were outstanding under the Previous Settlement Plan.

APPENDIX III	DETAILS OF THE SETTLEMENT PLANS

3.	New Settlement Plan

After the Listing Date, the Company intended to continue settling with the remaining 223 out of 818 Affected Clients by offering these clients new settlement plans (collectively, the “New Settlement Plan”, together with the Previous Settlement Plan, the “Settlement Plans”). As of the Latest Practicable Date, the Company entered into settlement agreements with eight Affected Clients among such remaining 223 affected clients in the Camsing Incident.

The vesting timing of the RSUs under the New Settlement Plan was predetermined at the time of grant when entering into the settlement agreements, pursuant to which the RSUs granted to relevant Affected Clients shall vest in accordance with the vesting schedule, according to which: (a) a certain percentage of the RSUs granted shall vest within 30 days from the date of the settlement agreement conditional upon the listing approval; and (b) the remaining percentage of the RSUs granted shall vest in equal installments annually on or around a fixed date each year following the initial vesting date. The purchase price of the RSUs is nil.

As of the Latest Practicable Date, the total number of 55,263 RSUs involving 552,630 Shares (represented by 110,526 ADSs) have been granted to the eight Affected Clients who accepted the New Settlement Plans, among which, 27,632 RSUs involving 276,320 Shares (represented by 55,264 ADSs) have vested and 27,631 RSUs involving 276,310 Shares (represented by 55,262 ADSs) were outstanding.

4.	Outstanding RSUs under the Settlement Plans

As the Latest Practicable Date, a total of 603 out of 818 Affected Clients had accepted settlements under the Settlement Plans, and therefore, 3,770,377 RSUs involving 37,703,770 Shares (represented by 7,540,754 ADSs) had been granted to such Affected Clients, among which 2,232,996 RSUs involving 22,329,957 Shares (represented by 4,465,995 ADSs) had vested and 1,537,381 RSUs involving 15,373,813 Shares (represented by 3,074,759 ADSs) were outstanding.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

~~SIXTH~~ SEVENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

NOAH HOLDINGS LIMITED

Adopted by a Special Resolution

passed on ~~December 16, 2022~~[ • ] 2026 and effective on ~~December 23, 2022~~[ • ] 2026

1.	The name of the Company is Noah Holdings Limited.

2.	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	Nothing in this Memorandum shall permit the Company to carry on a business for which a license is required under the laws of the Cayman Islands unless duly licensed.

5.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

6.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

7.	Shares in the Company shall be issued in the currency of the United States of America.

8.	The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 ~~100,000,000~~ Ordinary Shares of a nominal or par value US$0.00005 each.

9.	The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised), as amended, and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

10.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

11.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

~~SIXTH~~ SEVENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

NOAH HOLDINGS LIMITED

Adopted by a Special Resolution

passed on ~~December 16, 2022~~[ • ] 2026 and effective on ~~December 23, 2022~~[ • ] 2026

INTERPRETATION

1.	In these Articles, Table A in the Schedule in the Companies Act does not apply and unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“AFFILIATE”	with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person;

“ARTICLES”	these ~~Sixth~~ Seventh Amended and Restated Articles of Association of the Company as altered or added to, from time to time;

“AUDITOR	the Person for the time being performing the duties of auditor of the Company (if any);

“BOARD”	the board of Directors for the time being of the Company;

“BUSINESS DAY”	a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Shanghai, Beijing and New York are open for general banking business throughout their normal business hours;

“CHAIRMAN”	the Chairman appointed pursuant to Article 77;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

“COMMISSION”	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“COMMUNICATION FACILITIES”	video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communication, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other and all members’ rights to speak and vote at the meeting are maintained;

“COMPANIES ACT”	the Companies Act (As Revised) of the Cayman Islands, as amended, and any statutory amendment or reenactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“COMPANY”	Noah Holdings Limited, a Cayman Islands exempted company limited by shares;

“COMPANY’S WEBSITE”	the website of the Company, the address or domain name of which has been notified to Members;

“CORPORATE COMMUNICATION”	the meaning given to it in the Hong Kong Listing Rules;

“DIRECTORS”, “BOARD OF DIRECTORS” and “BOARD”	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“ELECTRONIC”	the meaning given to it in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or reenactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“ELECTRONIC COMMUNICATION”	electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

“ELECTRONIC RECORD”	the same meaning as given in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or reenactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“EXCHANGE”	The Stock Exchange of Hong Kong Limited;

“HONG KONG LISTING RULES”	~~means~~ the Rules Governing the Listing of Securities on ~~The Stock Exchange of Hong Kong Limited~~ the Exchange as amended from time to time~~.~~;

“IN WRITING”	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“MEMBER”	the meaning given to it in the Companies Act;

“MEMORANDUM OF ASSOCIATION”	the Memorandum of Association of the Company, as amended and re-stated from time to time;

“MONTH”	calendar month;

“ORDINARY RESOLUTION”	a resolution:

(a)	passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

“ORDINARY SHARES”	an ordinary share of a nominal or par value of US$0.00005 each in the capital of the Company;

“PAID UP”	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“PERSON”	any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Securities Exchange Act;

“PRESENT”	in respect of any person, such person’s presence at a general meeting of Members, which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being:

(a)	physically present at the meeting; or

(b)	in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“RECOGNISED CLEARING HOUSE”	the meaning ascribed thereto in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“REGISTER OF MEMBERS”	the register to be kept by the Company in accordance with the Companies Act;

“SEAL”	the Common Seal of the Company (if adopted) including any facsimile thereof;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

“SECURITIES ACT”	the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“SECURITIES EXCHANGE ACT”	the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“SHARE”	any share in the capital of the Company and includes a fraction of a share;

“SIGNED”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“SPECIAL RESOLUTION”	the meaning given to it in the Companies Act and for this purpose, the requisite majority shall be not less than three-fourths of the votes of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and includes a unanimous written resolution;

“STATUTES”	the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“SUBSIDIARIES”	with respect to any Person, any or all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such person directly or indirectly through one or more intermediaries;

“TREASURY SHARE”	a share held in the name of the Company as a treasury share in accordance with the Companies Act;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

“VIRTUAL MEETING”	any general meeting of Members at which the Members and any other permitted participants of such meeting (including, without limitation, the chairman of such meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities; and

“YEAR”	calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(f)	“MAY” shall be construed as permissive and “SHALL” shall be construed as imperative;

(g)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(h)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(i)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act (As Revised) shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

ISSUE OF SHARES

6.	Subject to the requirements under the Hong Kong Listing Rules and the provisions, if any, in the Memorandum of Association, these Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the existing Members, issue Shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Shares held by existing Members, at such times and on such other terms as they think proper. The Company may hold Treasury Shares. The Company shall not issue Shares in bearer form.

6A.	Subject to the Statutes, these Articles, the Hong Kong Listing Rules, and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the Directors may provide, out of the unissued Shares, for series of preferred shares. Before any preferred shares of any such series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of the preferred shares thereof:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 77, the voting powers of any series of preferred shares may include the right, in the circumstances specified in the resolution or resolutions providing for the issuance of such preferred shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 6A may be greater than or less than those of any other Director or class of Directors.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

6B.	To the extent permitted by the Statutes, these Articles, and the Hong Kong Listing Rules, the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time issued and outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

7.	[intentionally left blank]

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8A.	The Company shall maintain a Register of its Members and a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the register.

8B.	Except when the Register of Members is closed and, if applicable, subject to the additional provisions of Article 49, the Register of Members (including any principal register and any branch register) shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each Business Day is to be allowed for inspections.

9A.	All share certificates shall bear legends required under the applicable laws, including the Securities Act.

9B.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

10.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

11.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

12.	(a)	Shares of the Company are transferable; provided that the Board may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v)	the shares conceded are free of any lien in favor of the Company; and

(vi)	a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

(d)	Any one of the Directors authorized by the Board shall have the power to renounce the Company’s discretion under this Article 12 and accept the transfers of shares.

13.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Board may from time to time determine.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

14.	Transfers of shares may be effected by an instrument of transfer in the usual common form, including without limitation the standard form of transfer as prescribed by The Stock Exchange of Hong Kong Limited, or in such other form as the Board may approve. The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) with a manual signature or a facsimile signature (which may be machine printed or otherwise). Without prejudice to the last preceding sentence, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

15.	All instruments of transfer registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

16.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member and the redemption of shares shall be effected on such terms and in such manner as the Board may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase is in accordance with the Articles 17 and 17A (this authorisation is in accordance with section 37(2) of the Statutes or any modification or re-enactment thereof for the time being in force); and

(c)	the Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

17.	Purchase of shares underlying American depositary shares listed on the New York Stock Exchange: the Company is authorised to purchase any share underlying American depositary shares listed on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one Share; and

(b)	the repurchase shall be at such time, at such price and on such other terms as determined and agreed by the Board in their sole discretion; provided, however, that:

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing and/or trading of the American depositary shares on the New York Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17A.	Purchase of shares not listed on the New York Stock Exchange: the Company is authorised to purchase any shares not listed on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two Business Days prior to the date specified in the notice as being the repurchase date;

(b)	the price for the shares being repurchased shall be such price agreed between the Board and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member in their sole discretion.

18.	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share and the Company is not obligated to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

19A.	The holder of the shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

19B.	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury share. The Directors may determine to cancel a Treasury share or transfer a Treasury share on such terms as they think proper (including, without limitation, for nil consideration).

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

VARIATION OF RIGHTS ATTACHING TO SHARES

20.	If at any time the share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of not less than three-fourths in the nominal value of the issued Shares of that class or series or with the sanction passed at a general meeting of the holders of the shares of that class or series by Members holding Shares representing three-fourths in nominal value of the issued Shares of that Class present in person or by proxy and voting at such meeting.

21.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 21 or Article 20 shall be deemed to give any Member or Members the right to call a class or series meeting.

(b)	the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series ~~present in person or by proxy~~Present may demand a poll.

22.	The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

COMMISSION ON SALE OF SHARES

23.	The Company may in so far as the Statutes from time to time permit payment of a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

NON-RECOGNITION OF TRUSTS

24.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

25.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

26.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

27.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

CALLS ON SHARES

29.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

31.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

34.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

36.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

37.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

40.	A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

41.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

42.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

TRANSMISSION OF SHARES

43.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

44.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

45.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

46.	The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

47.	Subject to the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to these Articles;

(c)	alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital and any capital redemption reserve in any manner authorized by law.

48.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

49.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

50.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

51.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

52.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

53.	(a)	The Company shall hold a general meeting as its annual general meeting in each financial year, to be held within six months (or such other period as may be permitted by the Hong Kong Listing Rules or the Exchange) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it, and shall be held at such time and place (which, in the case of a Virtual Meeting, includes a virtual place) as the Directors shall determine.

(b)	At these meetings the report of the Directors (if any) shall be presented.

54.	(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, of the Company which as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

NOTICE OF GENERAL MEETINGS

54A.	An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Subject to the requirement under the Hong Kong Listing Rules, the notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place (which, in the case of a Virtual Meeting, includes a virtual place), and agenda of the meeting, particulars of the resolutions and the general nature of the business to be considered at the meeting. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to the Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company. Notwithstanding that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

54B.	The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) shall specify the Communication Facilities that will be utilised, including the procedures to be followed by any Member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

55.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

56.	No business shall be transacted at any general meeting unless a quorum of Members is ~~present~~ Present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of one-tenth of all voting share capital of the Company in issue ~~present in person or by proxy~~ Present and entitled to vote shall be a quorum for all purposes.

57.	~~If determined by the Board of Directors and specified in the notice of a general meeting, a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.~~ [Reserved].

58.	If within half an hour from the time appointed for the meeting a quorum is not ~~present~~ Present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place (whether physical or virtual), and if at the adjourned meeting a quorum is not ~~present~~ Present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

59.	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company, except as provided in Article 60 below.

60.	If at any meeting the Chairman of the Board of Directors is not ~~present~~ Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors ~~present~~ Present shall elect one of their members to be chairman of the meeting, or, if no Director is so elected and willing to be chairman of the meeting, the Members ~~present~~ Present shall choose a chairman of the meeting.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

60A.	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if (i) no other Director is Present at the meeting, or (ii) all the Directors Present decline to take the chair, the meeting shall be automatically adjourned to the same day in the next week and at such time and place (whether physical or virtual) as shall be decided by the Directors.

61.	The chairman of a general meeting may with the consent of any meeting at which a quorum is ~~present~~ Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place (whether physical or virtual), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than 7 Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

62.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members ~~present in person or by proxy~~Present entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

63.	If a poll is duly demanded it shall be taken in such manner (including by electronic voting) as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

64.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

65.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

66.	Subject to any rights and restrictions for the time being attached to any Shares, at any general meeting ~~(a)~~ every Member Present ~~present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy at a general meeting of the Company~~ shall have (a) the right to speak, (b) one vote on a show of hands~~, every Member present in such manner shall have one vote~~, and (c) ~~on a poll every Member present in such manner shall have~~ one vote for each share registered in his name in the Register of Members on a poll.

66A.	Where any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

67.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

68.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

69.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

70.	On a poll, votes may be given either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a Member of the Company. On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

71.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

72.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

73.	The instrument appointing a proxy shall be deposited at the registered office or at such other place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

74.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

75.	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

76.	If a recognised clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. The person so authorized will be deemed to have been duly authorized without the need to produce any documents of title, notarized authorization and/or further evidence to substantiate that that person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

DIRECTORS

77.	(a)	The Board shall consist of no less than five Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board.

(b)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “CoChairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors. Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s American depositary shares are traded on the New York Stock Exchange. Any Director so appointed by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

(c)	A Director (including a Managing Director or other executive director) may be removed (with or without cause) from office by Ordinary Resolution at any time before the expiration of his term notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(d)	A vacancy on the Board created by the removal of a Director may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a duly called and constituted Board meeting. Notwithstanding anything to the contrary in these Articles, any persons entitled to designate any individual to be elected as a director of the Board pursuant to the Article 77(b) above shall have the right to remove any such director occupying such position and to fill any vacancy caused by the death, disability, retirement, resignation or removal of any director occupying such position during the periods specified in Article 77(b). If a vacancy is created on the Board at any time by the death, disability, retirement, resignation or removal of any director designated pursuant to the above Article 77(b), the replacement to fill such vacancy shall be designated in the same manner, in accordance with this Article 77(b), as the director whose seat was vacated.

78.	The Board may, subject to the requirements of the Hong Kong Listing Rules, from time to time, and except as required or prohibited by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

79.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

80.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

81.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

ALTERNATE DIRECTOR

82.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

83.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the Chairman at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

84.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

85.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, one or more Vice Presidents, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

86.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

87.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

88.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

89.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

90.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

91.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

92.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

DISQUALIFICATION OF DIRECTORS

93.	Notwithstanding anything in these Articles, the office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	shall be removed from office pursuant to Articles 77 or the Statutes.

PROCEEDINGS OF DIRECTORS

94.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.

95.	A Director may at any time summon a meeting of the Directors by prior notice to every other Director and alternate Director.

96.	Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director’s last known address or any other address given by such Director to the Company for this purpose.

97.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

98.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be three Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

99.	If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any three (3) Directors shall constitute a quorum at such adjourned meeting. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

100.	Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

101.	In case of equality of votes, the Chairman shall have a second or casting vote.

102.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

103.	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

104.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

105.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

106.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

107.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and when signed, a resolution may consist of several documents each signed by one or more of the Directors.

108.	The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to increase the number or to summon a general meeting of the Company, but for no other purpose.

109.	The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

110.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

111.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

PRESUMPTION OF ASSENT

112.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

113.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

114.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

115.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

115A.	Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

116.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

117.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

118.	Dividends may be declared and paid out of profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Act.

119.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

120.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

121.	No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

122.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

123.	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

124.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

125.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

126.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

AUDIT

127.	The appointment, removal and remuneration of the Auditor shall be approved by a majority of the Members or other body that is independent of the Board. The removal of an auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution.

128.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

129.	Auditors shall make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office, upon request of the Directors at any general meeting of the Members.

THE SEAL

130.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

131.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

132.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

OFFICERS

133.	Subject to Article 85, the Company may have the Chief Executive Officer, Chief Operating Officer, Chief Technology Officer and Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

134.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum, and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(a)	generally do all acts and things required to give effect to the resolution.

134A.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of American depositary shares to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

NOTICES

135.	Except as otherwise provided in these Articles, any notice or document, including any Corporate Communication, may be served by the Company or by the person entitled to give notice to any Member in any of the following manner to the extent permitted by, and in compliance with the requirements of, the Hong Kong Listing Rules and any other applicable laws or regulations:

(a)	~~either~~ personally~~, by facsimile or~~ by leaving it at the registered address of such Member as appearing in the Register of Members;

(b)	by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members (which shall be sent by airmail where the notice or document is posted from one country to another); ~~or, to the extent permitted by all applicable laws and regulations,~~

(c)	by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company; ~~or~~

(d)	by placing it on the Company’s Website and the Exchange’s website; or

(e)	(in the case of notice) by advertisement published in the manner prescribed in the Hong Kong Listing Rules.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

136.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

137.	Any Member ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.	Any notice or other document, ~~if served by~~including any Corporate Communication:

(a)	delivered personally or left at a registered address otherwise than by post shall be deemed to have been served on the day it was so deliver or left;

(~~a~~b)	served by post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five calendar days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier);

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

(~~b~~c)	served by facsimile, shall be deemed to have been served upon confirmation of receipt;

(~~c~~d)	served by recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier; ~~or~~

(~~d~~e)	given by electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by the Hong Kong Listing Rules and any other applicable laws or regulations;~~.~~

(f)	served by being placed on the Company’s Website and the Exchange’s website shall be deemed to be served at the time the notice or document first appears on the Company’s Website and the Exchange’s website, or at such later time as may be prescribed by the Hong Kong Listing Rules; and

(g)	served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).

139.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

140.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

INFORMATION

141.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

142.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

143.	Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

144.	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

145.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

146A.	Subject to the Companies Act, the Company may by special resolution resolve that the Company be wound up voluntarily.

APPENDIX IV	PROPOSED NEW ARTICLES OF ASSOCIATION

146B.	Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

147.	The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part.

REGISTRATION BY WAY OF CONTINUATION

148.	The Company may by Ordinary Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

NOTICE OF ANNUAL GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 30, 2026 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Thursday, June 11, 2026 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2025;

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	Ms. Chia-Yue Chang, to serve as a non-executive Director, subject to her earlier resignation or removal;

(ii)	Ms. May Yihong Wu, who has served more than nine years since November 9, 2010, to serve as an independent Director, subject to her earlier resignation or removal;

(B)  To authorize the Board to fix the remuneration of the Directors;

NOTICE OF ANNUAL GENERAL MEETING

3.	(A)	To consider, approve and declare Final Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2025 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) in respect of the year ended December 31, 2025 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment; and

(B)	To consider, approve and declare Special Dividend of RMB306.0 million (approximately US$44.9 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB0.933 (equivalent to approximately US$0.137, or approximately HK$1.072) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment;

4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2026;

5.	As special business, to consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares and/or shares underlying the ADSs of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares and/or shares underlying the ADSs at a price determined by the Directors;

(iii)	the aggregate number of the shares of the Company in issue, which may be repurchased by the Company during the Relevant Period (as hereinafter defined) pursuant to the approval in paragraph (i) above shall not exceed 10 per cent of the aggregate number of the issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (iii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting.”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (or be sold or transferred out of treasury) (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) of this resolution above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to the directors, officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (3) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association in force from time to time; or (4) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate number of the issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending cancellation) as of the date of passing this resolution and the said approval shall be limited accordingly; and

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(3)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting;

NOTICE OF ANNUAL GENERAL MEETING

(b)	“Rights Issue” means an offer of shares in the capital of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Directors to holders of shares in the capital of the Company or any class thereof whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, any recognized regulatory body or any stock exchange applicable to the Company).”

(C)	“That conditional upon the resolutions numbered 5(A) and 5(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new shares of the Company (including any sale or transfer of treasury shares) and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 5(B) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate number of the shares of the Company in issue which may be allotted or agreed conditional or unconditionally to be allotted (or be sold or transferred out of treasury) by the Directors pursuant to such general mandate of an amount representing the aggregate number of the shares and/or shares underlying the ADSs of the Company in issue repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5(A) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate number of the issued and outstanding shares of the Company (excluding treasury shares and shares repurchased pending for cancellation) as of the date of passing of this resolution.”

(D)	“That conditional upon the resolutions numbered 5(B) set out in the notice convening this meeting being passed, the proposed Accelerated Vesting of the RSUs granted or to be granted under the Settlement Plans, be and is hereby approved, and the Directors be and are hereby authorized to allot and issue such number of Shares as may be required upon the Accelerated Vesting of the RSUs granted or to be granted under the Settlement Plans described in the Circular, and to do all such acts and things and execute all such documents and take all such steps as they consider necessary, desirable or expedient for the purpose of giving effect to or in connection with the foregoing.”

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

6.	THAT the proposed seventh amended and restated memorandum and articles of association of the Company (the “New Articles of Association”), a copy of which has been produced to this meeting and initialled by the chairman of the meeting for the purpose of identification, be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing sixth amended and restated memorandum and articles of association of the Company with effect after the close of this meeting.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Thursday, April 16, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Thursday, April 16, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

If typhoon signal no. 8 or above, or a “black” rainstorm warning signal or “extreme conditions” announced by the Hong Kong Government is in force at any time between 7:00 a.m. and 9:00 a.m. on the date of the AGM, the AGM will be postponed. The Company will post an announcement on the websites of the Stock Exchange (https://www.hkexnews.hk) and the Company (ir.noahgroup.com) to notify shareholders of the date, time and place of the adjourned meeting.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/ its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), and holders of ADSs as of the ADS Record Date shall to date, execute and return the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on June 9, 2026, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 2, 2026, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir.noahgroup.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang
Chairwoman of the Board

Hong Kong, April 30, 2026

As of the date of this notice, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.